                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               EXCELON CORPORATION
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                    300691102
                                 (CUSIP Number)

                                James Romeo, Esq.
                          Progress Software Corporation
                         14 Oak Park, Bedford, MA 01730

                            Telephone: (781) 280-4000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 18, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 10 pages
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                                  SCHEDULE 13D
                                       13D

CUSIP NO.

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Progress Software Corporation, I.R.S.  I.D.# 04-2746201

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Massachusetts

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER
                    1,569,425
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    658,442
  OWNED BY

               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
                    1,569,425
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    225,819
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,227,867

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]
        (See Instructions)
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         25.1%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        CO

--------------------------------------------------------------------------------

                               Page 2 of 10 pages
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         Item 1.           Security and Issuer

                  This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Issuer Common Stock"), of eXcelon Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 25 Mall Road, Burlington, MA 01803.

         Item 2.           Identity and Background

         (a) The name of the person filing this statement is Progress Software Corporation, a Massachusetts corporation ("PSC").

         (b) The address of the principal office and principal business of PSC is 14 Oak Park, Bedford, MA 01730

         (c) PSC provides industry-leading technologies for all aspects of e-business development, deployment, integration and management. Set forth in Schedule A hereto, which is incorporated herein by reference, is the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship, of each of PSC's directors and executive officers, as of the date hereof. Other than such directors and executive officers, there are no persons controlling PSC.

         (d) During the past five years, neither PSC nor, to PSC's knowledge, any person named in Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, neither PSC nor, to PSC's knowledge, any person named in Schedule A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Not applicable.


         Item 3.           Source and Amount of Funds or Other Consideration

                  As of the date hereof, PSC beneficially owns 94,425 shares of Issuer Common Stock, which were purchased with working capital in open market purchases between July 17, 2002 and August 6, 2002 for an aggregate purchase price of approximately $316,756. In addition, pursuant to the stockholder agreements, dated as of October 18, 2002 (the "Stockholder Agreements"), among PSC and all of the directors of the Issuer

                               Page 3 of 10 pages
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         and between PSC and certain other stockholders of the Issuer
         (collectively, the "Stockholders") and an Option Agreement dated October 18, 2002 (the "Option Agreement") by and between PSC and the Issuer, PSC may be deemed to be the beneficial owner of 2,133,442 shares of Issuer Common Stock. Accordingly, PSC May be deemed to be the beneficial owner an aggregate of 2,227,867 shares of Issuer Common Stock, which would constitute approximately 25.1% of the outstanding Issuer Common Stock after giving effect to the exercise of the Option (as defined in Item 4 below) under the Option Agreement. The Stockholder Agreements and the Option Agreement were entered into in order to induce PSC to enter in to the Agreement and Plan of Merger, dated as of October 18, 2002 (the "Merger Agreement"), among PSC, Chopin Merger Sub, Inc. a Delaware corporation and a wholly owned subsidiary of PSC ("Merger Sub"), and the Issuer. Pursuant to the Merger Agreement, Merger Sub will merge with and into the Issuer (the "Merger"), with the Issuer continuing as the surviving corporation in the Merger (the "Surviving Corporation"), as a wholly owned subsidiary of PSC. In the Merger, each share of Issuer Common Stock will be converted into the right to receive $3.19 in cash, without interest. The Merger is subject to certain conditions. The descriptions of the Merger Agreement, the Stockholders Agreements and the Option Agreement contained within this statement on Schedule 13D are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1, 2, 3 and 4, respectively.

         Item 4.           Purpose of Transaction

         (a) - (b) The Stockholder Agreements were entered into as a condition to the willingness of PSC to enter into the Merger Agreement and to increase the likelihood that the approval of the Issuer's stockholders required in connection with the Merger will be obtained. In addition, as a condition to PSC entering into the Merger Agreement, the Issuer has entered into the Option Agreement with PSC, whereby the Issuer has granted PSC an irrevocable option (the "Option") to purchase, in whole or in part, up to 1,475,000 shares of Issuer Common Stock. See the response to Item 3 for a more complete description of the Merger.

         (c) Not applicable.

         (d) Upon consummation of the Merger, the directors of Merger Sub will be the directors of the Surviving Corporation, to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation. The current director of Merger Sub is Joseph W. Alsop, the Chief executive Officer and a director of PSC. The officers of the Surviving Corporation shall be the officers of the Issuer immediately prior to the consummation of the Merger, until their resignation or removal or until their respective successors are duly elected and qualified.

         (e) Other than as a result of the Merger described in Item 3 above, not applicable.

         (f) Not applicable.

                               Page 4 of 10 pages
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         (g) Upon consummation of the Merger, the Certificate of Incorporation and Bylaws of the Merger Sub, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation.

         (h) - (i) Upon consummation of the Merger, the Issuer Common Stock will be delisted from The Nasdaq Stock Market Inc. and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

         (j) Other than as described above, PSC currently has no plan or proposals that relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although PSC reserves the right to develop such plans).

         Item 5.           Interest in Securities of the Issuer

         (a) - (b) As a result of PSC's ownership 94,425 shares of Issuer Common Stock, the Stockholder Agreements and the Option Agreement, PSC may be deemed to be the beneficial owner of 2,227,867 shares of Issuer Common Stock, which constitutes approximately 25.1% of the issued and outstanding shares of Issuer Common Stock, after giving effect to the exercise of the Option, and based on the Issuer's representation in the Merger Agreement that there were 7,412,572 shares of Issuer Common Stock issued and outstanding at the close of business on October 18, 2002.

                  Pursuant to the Stockholder Agreement, each Stockholder has agreed, among other things, to (a) vote the shares of Issuer Common Stock owned by such Stockholder (i) in favor of the adoption of the Merger Agreement, (ii) against any Acquisition Proposal (as defined in the Merger Agreement) and against any proposal for action or agreement that would result in a breach of any covenant, representation or warranty, or any other obligation or agreement of the Issuer under the Merger Agreement or which is reasonably likely to result in any of the Issuer's obligations under the Merger Agreement not being fulfilled, any change in the directors of the Issuer, any change in the present capitalization of the Company or any amendment to the Company's Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws, any other material change in the Issuer's corporate structure or business or any other action which in the case of each of the matters referred to in this clause (ii) could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the transactions contemplated by the Merger Agreement or the likelihood of such transactions being consummated and (iii) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement that is considered at any such meeting of stockholders or in such consent, and in connection therewith to execute any documents which are necessary or appropriate in order to effectuate the foregoing, including the ability for Merger Sub or its nominees to vote such Subject Shares directly; provided, however, that the Stockholder shall not be required to vote for any action that would decrease the consideration to be received by the stockholders of the Issuer in respect of their shares in the Merger; and (b) during the term

                               Page 5 of 10 pages
         of the agreement not to (i) transfer (which term shall include, without limitation, any sale, assignment, gift, pledge, hypothecation or other disposition), or consent to any transfer of, any or all of the Stockholder's shares or any interest therein, or create or permit to exist any Encumbrance (as defined below) on such shares, (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such shares or any interest therein, (iii) grant any proxy, power-of-attorney or other authorization in or with respect to such shares, (iv) deposit such shares into a voting trust or enter into a voting agreement or arrangement with respect to such shares or (v) take any other action that would in any way restrict, limit or interfere with the performance of the Stockholder's obligations hereunder or the transactions contemplated hereby or by the Merger Agreement.

                  By their execution of the Stockholder Agreements, each Stockholder has appointed PSC and Merger Sub, or any nominee of PSC and Merger Sub, with full power of substitution and resubstitution, at any time during the term of the agreement, as the Stockholder's true and lawful attorney and proxy (the "Attorney"). The name of each Stockholder and the number of Subject Shares owned of record or beneficially by each Stockholder are set forth in Schedule I to the Stockholder Agreements, copies of which are filed herewith as Exhibit 2 and 3 hereto. In exercising its right to vote the Subject Shares as proxy and attorney-in-fact of the Stockholders, the Attorney's rights are limited to voting the Subject Shares at every annual, special, adjourned or postponed meeting of the stockholders of the Issuer, at which any proposal described above is considered and includes the right to sign the Stockholder's name (as stockholder) to any consent, certificate or other document in lieu of any such meeting that Delaware law may permit or require.

                  In addition to the voting agreements and arrangements described above, each of the Stockholder Agreements entered into by the six members of Issuer's board of directors also provides for the grant to PSC of an option to purchase any and all of the shares of Issuer Common Stock owned by such director at a purchase price of $3.19 per share. The options become exercisable if the Merger Agreement is terminated: (A) by PSC (i) after Issuer's stockholders do not approve the merger, (ii) after Issuer's board of directors fails to recommend, or withdraws or modifies its recommendation, that Issuer's stockholders approve the merger, (iii) after Issuer materially breaches the Merger Agreement or (iv) after PSC exercises its option to commence a tender offer for Issuer Common Stock and Issuer's board of directors fails to recommend, or withdraws or modifies its recommendation, that Issuer's stockholders tender their shares; or (B) by Issuer after January 31, 2003 following Issuer's receipt of another acquisition proposal.

                  The Stockholder Agreements terminate upon the earlier of (a) the consummation of the purchase of all of the Subject Shares pursuant to the Offer (as defined in the Merger Agreement), (b) the termination of the Merger Agreement, (c) the written mutual consent of PSC and the Stockholder, and (d) such date and time as the Merger shall become effective in accordance with the terms of the Merger Agreement.

                               Page 6 of 10 pages

                  Pursuant to the Option Agreement, the Issuer has granted PSC the Option to purchase, in whole or in part, an aggregate of up to 1,475,000 shares of Issuer Common Stock (representing approximately 19.9% of the outstanding shares of Issuer Common Stock as of the date of the Option Agreement) at an exercise price of $3.19 per share prior to the Expiration Date (as defined below). The Option becomes exercisable if the Merger Agreement is terminated by PSC (i) after Issuer's board of directors fails to recommend, or withdraws or modifies its recommendation, that Issuer's stockholders approve the merger, (ii) after PSC exercises its option to commence a tender offer for Issuer Common Stock and Issuer's board of directors fails to recommend, or withdraws or modifies its recommendation, that Issuer's stockholders tender their shares, (iii) after Issuer's stockholders do not approve the merger following the receipt by Issuer of another acquisition proposal that is consummated within one year of termination and (iv) after Issuer intentionally and materially breaches the Merger Agreement. The Expiration Date means the first to occur prior to PSC's exercise of the Option of (a) the closing of the merger, (b) written notice of termination of the Option Agreement by PSC, (c) termination of the Merger Agreement under circumstances where PSC would not be entitled to payment of a termination fee, or (d) the date that is 12 months from the date of termination of the Merger Agreement.

                  Based on the foregoing, PSC may be deemed to have (i) sole voting and sole dispositive power with respect to the 94,425 shares beneficially owned and the 1,475,000 shares subject to the Option Agreement, (ii) shared voting and shared dispositive power with respect to the 225,819 shares subject to the Stockholder Agreements entered into by the Issuer's directors and (iii) shared voting power with respect to the 432,623 shares subject to the Stockholder Agreements entered into by the Issuer's other Stockholders. The responses of PSC with respect to Rows 7, 8, 9 and 10 on the cover page to this statement on Schedule 13D that relate to the aggregate number of shares of capital stock of the Issuer as to which PSC has sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition are incorporated herein by reference.

         (c) Neither PSC nor, to the knowledge of PSC, any person named in Schedule A, has effected any transaction in the Issuer Common Stock during the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.


         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of PSC, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any

                               Page 7 of 10 pages
         securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies .

         Item 7.  Material to be Filed as Exhibits

         The following documents are filed as exhibits:

            EXHIBIT
            NUMBER             EXHIBIT NAME
            ------             ------------
               1.          Agreement and Plan of Merger dated as of October 18,
                           2002, among Progress Software Corporation, a
                           Massachusetts corporation, Chopin Merger Sub, Inc. a
                           Delaware corporation and a wholly owned subsidiary of
                           Progress Software Corporation, and eXcelon
                           Corporation, a Delaware corporation.

               2. Stockholder Agreement dated as of October 18, 2002, among Progress Software Corporation, a Massachusetts corporation, Chopin Merger Sub, Inc. and the directors of eXcelon Corporation.

               3. Stockholder Agreement dated as of October 18, 2002, among Progress Software Corporation, a Massachusetts corporation, Chopin Merger Sub, Inc. and certain stockholders of eXcelon Corporation.

               4. Stock Option Agreement dated as of October 18, 2002, by and between Progress Software Corporation, a Massachusetts corporation and eXcelon Corporation, a Delaware corporation.

                               Page 8 of 10 pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          October 28, 2002


                                          /s/ Norman R. Robertson
                                          --------------------------------------
                                          Norman R. Robertson
                                          Senior VP, Finance and Administration,
                                          Treasurer and Chief Financial Officer


                               Page 9 of 10 pages

                                   Schedule A

Set forth below are the names, positions with Progress Software Corporation, business addresses and principal occupations of the directors and executive officers of PSC. Each individual named below is a United States citizen.

Name, Position(s) Held
and Business Addresses*                        Present Principal Occupation
-----------------------                        ----------------------------
Directors
---------
Joseph W. Alsop                                Chief Executive Officer and Director,
                                               Progress Software Corporation

Larry R. Harris                                Founder and Chairman of EasyAsk, Inc.

Roger J. Heinen, Jr.                           Director, various companies

Michael L. Mark                                Director, various companies

Arthur J. Marks                                General Partner of Valhalla Partners

Scott A. McGregor                              President and CEO of Philips Semiconductors

Amram Rasiel                                   Private Investor

Executive Officers
------------------
David G. Ireland                               President, the Progress Company

Gregory J. O'Conner                            President, Sonic Software Corporation

Richard D. Reidy                               Senior Vice President, Products and Business Development, Progress
                                               Software Corporation

Norman R. Robertson                            Senior Vice President, Finance and Administration and Chief Financial
                                               Officer, Progress Software Corporation

David H. Benton, Jr.                           Vice President and Corporate Controller, Progress Software Corporation

H. Jeffrey Ray                                 Vice President, Worldwide Field Operation, the
                                               Progress Company

Lorne J. Cooper                                President, PeerDirect Corporation

* All business addresses are:

c/o Progress Software Corporation
      14 Oak Park
      Bedford, MA  01730


                               Page 10 of 10 pages